

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Will Cheng
Chief Executive Officer
DiDi Global Inc.
Building 1, Yard 6, North Ring Road, Tangjialing
Haidian District, Beijing
People's Republic of China

> **Re: DiDi Global Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-40541**

Dear Will Cheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li